UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

March 31, 2018

Midnight Gaming Corporation
(Exact name of issuer as specified in its charter)

Delaware	81-4053066
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1900 E. Golf Road—Suite 950

Schaumburg, Illinois 60173

(Full mailing address of principal executive offices)

(888) 525-0010

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

This section of the Semi-Annual Report includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this Report. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our forecasts.

We are a start-up, development stage company and have not yet generated or realized any revenues from our business operations to date.

Our auditors have issued a going concern opinion. This means that our auditors believe there is doubt that we can continue as an on-going business for the next 12 months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin operations that produce revenues. Accordingly, we must raise cash as contemplated in this Offering. That cash must be raised from other sources to implement our business plan and stay in business.

To meet our need for cash we are attempting to raise money from this Offering. We cannot guaranty that we will be able to raise enough money through this Offering to stay in business and we do not know how long we can satisfy our cash requirements. Whatever money we do raise will be applied to payment of expenses of this Offering, due diligence on potential acquisitions that meet our investment requirements and working capital. If we do not raise all of the money we need from this Offering, we will have to find alternative sources, like a private placement of securities or loans from our officers or others. We have discussed this matter with our officers, however, our officers are unwilling to make any commitment to loan us any money beyond organizational costs and expenses at this time. Even if there is a need for additional money, there is no assurance that the current and/or future officers and directors will loan additional money to us. At the present time, we have not made any arrangements to raise additional cash, other than through this Offering. If we need additional cash and can’t raise it, we will either have to suspend operations until we do raise the cash or cease operations entirely. Other than as described in this section, we have no other financing plans.

A description of our plan of operations is located below. We will be conducting research in connection with the business plan here outlined.

Currently, our only employee is the sole officer and director. As other officers are added (based on funding or cash flow) will be devoting full or part time to our business. There duties will be to handle our day-to-day administration and perform executive functions. We intend to hire third party independent contractors to the extent personnel are required but any such third party independent contractors will be under our officers’ and directors’ direct supervision. As of the date of this Offering Circular, we have no contractors or consultants and we do not intend to do so until we have completed this Offering.

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Limited Operating History; Need for Additional Capital.

There is no historical financial information about us upon which you can base an evaluation of our performance. We are a development stage company and have not generated any revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise and prosecution of our acquisitive capital-intensive business plan. To become profitable and competitive, we must execute on our business plan. We are seeking equity financing to provide for the capital required to implement our research and exploration phases.

We have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to existing shareholders.

Plan of Operations

The Company was only recently organized, namely October 11, 2016. As reflected in the attached financial statements, the Company has had very limited operations and has had neither revenue nor profits. The purpose of this Offering is to provide working capital for the purposes outlined. At this time, however, the Company has no historical data to discuss.

•	Acquisition of an eSports organization with existing revenue stream and global audience
•	Joint venture relationships with local venues for the promotion of an eSports organization and sale of merchandise

As of March 31, 2018, we had cash on hand of $3,667 for our operational needs. Currently our operating expenses are approximately $19,000 per month. The Company has approximately $155,336 in debts as it begins operations.

We plan to focus our future efforts on eSports industry development that will present short term and long-term revenue sources for the Company. We believe using funds to acquire and develop an eSports organization with a corresponding league or network of locations, will generate both a stable and long-term revenue stream for the Company.

The acquisition of a contemplated eSports organization should, in our view, provide immediate exposure and credibility in the eSports industry.

The purpose of this Offering is to provide funding for the following if the $15,000,000 maximum offering is achieved:

•	$400,000 for the acquisition of an eSports organization.
•	$5,000,000 for the development eSports teams in 5 major US markets.
•	$5,000,000 for the development of eSports venues in 5 major US markets
•	$4,600,000 for eSports general and administrative expenses

Item 2. Other Information

None

Item 3. Financial Statements

See Below

Item 4. Exhibits

None

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F-1

Midnight Gaming Corporation
(formerly McGraw Conglomerate Corporation)
Balance Sheet

	As of	As of
	March 31, 2018	September 30, 2017
	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$3,667	$43

Total Assets	$3,667	$43

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities
Accrued Expenses	$21,782	$18,066
Note Payable - related party	133,554	47,644

Total Current Liabilities	155,336	65,710

Stockholders' deficit:
Preferred stock (par 0.00001, 5,000,000 shares authorized, and none issued and outstanding)	-	-
Common stock (par 0.00001, 100,000,000 shares authorized, and 2,000,000 issued and outstanding)	20	20
Additional paid in capital	55,180	25,180
Accumulated Deficit	(206,869)	(90,867)

Total stockholders' deficit	(151,669)	(65,667)

TOTAL LIABILITIES AND DEFICIT	$3,667	$43

The accompanying notes are an integral part of these unaudited interim financial statements

F-2

Midnight Gaming Corporation
(formerly McGraw Conglomerate Corporation)
Unaudited Statement of Operations

	Three	Three	Six	From Inception
	months	months	months	(10/11/2016)
	ended	ended	ended	to
	3/31/2018	3/31/2017	3/31/2018	3/31/2017

Revenue, net	$-	$-	$-	$-

Operating Expenses:
Advertising and marketing	14,241	-	14,741	-
Accounting fees	2,503	-	2,503	1,696
Attorney fees	10,000	7,500	10,000	25,000
Audit fees	2,500	1,050	2,500	2,250
Crowd funding	6,500	-	11,024	-
Imputed compensation expense	15,000	-	30,000	-
Travel	30,057	-	32,270	-
Other general and administrative expenses	5,333	364	11,341	3,234

Total Operating Expenses	86,134	8,914	114,379	32,180

Loss from operations	(86,134)	(8,914)	(114,379)	(32,180)

Other Expenses
Interest expense	953	440	1,623	526

Net loss before income taxes	(87,087)	(9,354)	(116,002)	(32,706)

Provision for income taxes	-	-	-	-

Net loss	$(87,087)	$(9,354)	$(116,002)	$(32,706)

Loss per share
Basic & Diluted	$(0.044)	$(0.005)	$(0.058)	$(0.023)
Weighted average number of shares outstanding
Basic & Diluted	2,000,000	2,000,000	2,000,000	1,418,605

____________

*weighted average number of dilutive shares is the same since the dilutive shares are anti dilutive in nature.

The accompanying notes are an integral part of these unaudited interim financial statements

F-3

Midnight Gaming Corporation
(formerly McGraw Conglomerate Corporation)
Unaudited Statement of Cash Flows

		From Inception
	Six months	(10/11/2016)
	ended	to
	3/31/2018	3/31/2017

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(116,002)	$(32,706)
Adjustments to reconcile net loss to net cash used in operating activities:
Imputed compensation expense	30,000	-
Increase in accrued expenses	3,716	526

Net cash used in operating activities	(82,286)	(32,180)

CASH FLOWS FROM INVESTING ACTIVITIES	-	-

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common stock for cash	-	200
Related party note proceeds received	85,910	31,999

Net cash provided by financing activities	85,910	32,199

NET INCREASE IN CASH AND CASH EQUIVALENTS	3,624	19

CASH AND CASH EQUIVALENTS, BEGINNING BALANCE	43	-

CASH AND CASH EQUIVALENTS, ENDING BALANCE	$3,667	$19

SUPPLEMENTAL DISCLOSURES:
Interest paid	-	-
Income tax paid	-	-

The accompanying notes are an integral part of these unaudited interim financial statements

F-4

Midnight Gaming Corporation

Notes to Unaudited Financial Statements

March 31, 2018

NOTE 1: DESCRIPTION OF BUSINESS

Midnight Gaming Corporation (the “Company”) was incorporated in Delaware on October 11, 2016. It is still in the development stage and has no revenue until now.

The Company engages in the business of acquiring income producing business entities during early stages of their respective business life cycle, to enrich the acquisitions business model to result in increased business activity, revenue, and valuation.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Organization

The financial statements of the Company for the six months ended March 31, 2018 have been prepared in accordance with generally accepted accounting principles.

Cash and cash equivalents

For the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered as cash equivalents.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the financial statements in the period they are determined.

Fair value of financial instruments and fair value measurements

For certain of the Company’s financial instruments, including cash, accrued expenses and short-term debt, the carrying amounts approximate their fair values due to their short maturities. We adopted ASC Topic 820, “Fair Value Measurements and Disclosures”, which requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments,” defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the balance sheets for current liabilities qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of valuation hierarchy are defined as follows:

Level 1:	Valuations consist of unadjusted quoted prices in active markets for identical assets and liabilities and has the highest priority;
Level 2:	Valuations rely on quoted prices in markets that are not active or observable inputs over the full term of the asset or liability;
Level 3:

Valuations are based on prices or third party or internal valuation models that require inputs that are significant to the fair value measurement and are less observable and thus have the lowest priority.

F-5

Midnight Gaming Corporation

Notes to Unaudited Financial Statements

March 31, 2018

Revenue recognition

Revenue from sales of products and services is recognized when persuasive evidence of an arrangement exists, products have been shipped or services have been delivered to the customer, the price is fixed or determinable and collection is reasonably assured.

Stock-based compensation

The Company accounts for stock-based instruments issued to employees in accordance with ASC Topic 718. ASC Topic 718 requires companies to recognize in the statement of operations the grant-date fair value of stock options and other equity-based compensation issued to employees and earned. The Company accounts for non-employee share-based awards in accordance with ASC Topic 505-50.

Property, plant and equipment

Property, plant and equipment are recorded at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Repairs and maintenance are charged to expense as incurred. Expenditures for betterments and renewals are capitalized. The cost of property, plant and equipment and the related accumulated depreciation are removed from the accounts upon retirement or disposal with any resulting gain or loss being recorded in operations.

Intangible assets

Intangible assets with no determinable life are initially assessed for impairment upon purchase, with subsequent assessments required annually. When there is reason to believe that their values have been diminished or impaired, a write-down is recognized as necessary. Intangible assets with rights that expire over time are amortized over the time that the rights exist.

Income taxes

The Company utilizes FASB Accounting Standards Codification (ASC) Topic 740, Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that were included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. When tax returns are filed, it is likely that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest associated with unrecognized tax benefits is classified as interest expense and penalties are classified in selling, general and administrative expenses in the statements of income.

At March 31, 2018, the Company had not taken any significant uncertain tax positions on its tax returns for period ended March 31 or in computing its tax provision for 2017-18. Management has not yet filed any tax return. The Company is subject to examination by U.S. Federal and State tax authorities from inception to present, generally, for three years after they are filed.

F-6

Midnight Gaming Corporation

Notes to Unaudited Financial Statements

March 31, 2018

Basic and diluted earnings per share

Basic earnings per share is computed based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed based on the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include outstanding stock options, warrants, and stock awards.

New Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. For public companies, ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, and requires a modified retrospective adoption, with early adoption permitted. We are evaluating the impact this guidance will have on our financial position and statement of operations.

In May 2014, the FASB issued ASU No. 2014-09 Revenue from Contracts with Customers (Topic 606) “ASU 2014-09”. ASU 2014-09 was subsequently amended by ASU No. 2016-10 and 2016-12. As amended, Topic 606 supersedes the revenue recognition requirements in Topic 605, Revenue Recognition including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, the amendments create a new Subtopic 340-40, Other Assets and Deferred Costs—Contracts with Customers. In summary, the core principle of Topic 606 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. For a public entity, the amendments to ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently evaluating the impact of the pronouncement in its financial statements.

All other newly issued accounting pronouncements not yet effective have been deemed either immaterial or not applicable.

NOTE 3: NOTE PAYABLE – RELATED PARTY

The Company is in receipt of $133,554 as of March 31, 2018 since inception, from the major shareholder of the Company, representing an unsecured note payable bearing interest at 5% per annum. Interest and principle were due on December 31, 2017. The Company accrued interest expenses of $3,195 and paid no interest for the period. Subsequent to March 31, 2018, the terms of the note were amended. The note holder agrees to advance money to the company as needed at 5% per annum. The note will be due on demand.

NOTE 4: INCOME TAXES

The Company had no income tax expense since inception until March 31, 2018. The blended Federal and State tax rates for the period of 0% applies to income before taxes. The tax effects of temporary differences that give rise to significant portions of deferred tax liabilities at March 31, 2018 are as follows:

Deferred tax liabilities:

Net loss before taxes	$(206,868)

Deferred tax	0

Less deferred tax asset on net operating loss	0

Net deferred tax liability	$0

F-7

Midnight Gaming Corporation

Notes to Unaudited Financial Statements

March 31, 2018

NOTE 5: GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate the continuation of the Company as a going concern. The Company reported accumulated deficit of $206,868 as of March 31, 2018. To date, the operations have been financed through the loans from related party.

In view of the matters described, there is substantial doubt as to the Company’s ability to continue as a going concern without a significant infusion of capital. This company expects to raise capital as a source of financing the project plan. As of March 31, 2018, the Company had minimal operations. There can be no assurance that management will be successful in implementing its plans. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We anticipate that we will have to raise additional capital to fund operations in the next 3 months. To the extent that we are required to raise additional funds to acquire properties, and to cover costs of operations, we intend to do so through additional offerings of debt or equity securities. There are no commitments or arrangements for other offerings in place, no guaranties that any such financings would be forthcoming, or as to the terms of any such financings. Any future financing involves substantial dilution to existing investors.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company received $135,554 during the period from October 11, 2016 (inception) to March 31, 2018 from the McGraw Capital Corporation, who owns 100% of the shares of the Company, representing an unsecured note payable bearing interest at 5% per annum. Accrued interest of $3,195 is payable along with the principle on December 31, 2017. No interest has been paid to date. The note is due on demand. Subsequent to March 31, 2018, the Company amended the terms of the note payable. The related party agreed to advance money to the Company as needed at 5% per annum. The note will be due on demand.

The Company imputed $30,000 as compensation for the officer of the Company for the time spent in the Company and is recorded as the capital contribution to the Company.

NOTE 7: STOCKHOLDERS’ EQUITY

The Company is authorized to issue 100,000,000 shares of common stock with $0.00001 par. The initial issuance was 1,666,667 shares for $200. Subsequent to March 31, 2018, on April 1, 2018, the Company cancelled the certificate of 1,666,667 and issued a new share certificate of 2,000,000 shares of common stock. The stockholder's equity has been retroactiovely restated to give effect to the transaction.

The Company imputed $30,000 during the six months ended March 31, 2018 as compensation for the officer of the Company for the time spent in the Company and is recorded as a capital contribution to the Company.

The Company is authorized to issue 5,000,000 shares of preferred stock with $0.00001 par. No preferred stock has been issued until now.

NOTE 8: SUBSEQUENT EVENTS

•	Subsequent to March 31, 2018, the Company amended the terms of the note payable. The related party agreed to advance money to the Company as needed at 5% per annum. The note will be due on demand.
•	On April 1, 2018 the Company canceled all 1,666,667 common shares and replaced them by issuing 2,000,000 new shares of common stock for par value of $0.00001 per share.
•	On April 1, 2018 the Company changed its name from McGraw Conglomerate Corporation to Midnight Gaming Corporation.
•	There have been no other significant subsequent events since the balance sheet date.

F-8

SIGNATURES

Pursuant to the requirements of Regulation A, the Issuer has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Midnight Gaming Corporation (formerly McGraw Conglomerate Corporation), a Delaware corporation

Date: May 21, 2018	By:	/s/ Kinney L. McGraw

Pursuant to the requirements of Regulation A, this Report has been signed below by the following persons on behalf of the Issuer and in the capacities and on the dates indicated.

Date: May 21, 2018	By:	/s/ Kinney L. McGraw

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